May 8, 2017

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Attn: Jim Allegretto, Senior Assistant Chief Accountant

Re:	Comment Letter Dated April 24, 2017
Schnitzer Steel Industries, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2016
Filed October 25, 2016
File No. 0-22496

Dear Mr. Allegretto:

Schnitzer Steel Industries, Inc. (“SSI” or the “Company”) submits this letter in response to a comment (“Comment”) from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated April 24, 2017. The Company’s previous response letter was dated April 17, 2017 to the Staff’s initial comment letter dated April 4, 2017 on the above-referenced Form 10-K and other Company disclosures, as referenced in the Staff’s initial comments.

For the Staff’s convenience, the Company has restated the Comment below in bold.

Form 10-K for the Fiscal Year Ended August 31, 2016

Non-GAAP Financial Measures, page 47

1.
We have reviewed your response to comment 1 in which you represent that you do not believe you have substituted individually tailored measurement methods in place of GAAP. With regard to your presentation of Adjusted Operating Income (Loss) Excluding Estimated Average Inventory Accounting, you also state the metal spread is a key metric in the scrap metal industry. Please tell us your consideration of including a discussion of the percentage increases or decreases in the metal spread, and the impact, quantitatively and qualitatively, metal spreads had on your operations as a whole.

Response
The Company respectfully notes that it included a qualitative discussion of the impact of metal spread on the Company’s business in the description of factors influencing pricing at its Auto and Metals Recycling (“AMR”) reportable segment within Part I, Item 1 (“Business”) of the Company’s Form 10-K for the fiscal year ended August 31, 2016 at page 5. Within that discussion, the Company explained that it responds to changes in selling prices for processed metal by seeking to adjust purchase prices for unprocessed scrap metal in order to manage the impact on its operating income, discussed the number of factors that affect the metal spread, and described the general impact of changes in selling prices on operating margins. The Company also notes that the impact of metal spread is reflected in the operating income and operating income per ton performance measures that the Company includes and extensively discusses in its existing disclosures.

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Schnitzer Steel Industries, Inc.
299 SW Clay Street, Suite 350 Portland, OR 97201 t 503 224 9900 f 503 323 2804

In addition, when material to the drivers of the change in the Company’s financial performance between comparable reporting periods, the Company discusses qualitatively the impact that a change in the metal spread has on the operating income of the AMR segment and its operations as a whole. For example, set forth below is a relevant excerpt from the Executive Overview of Financial Results for the Second Quarter of Fiscal 2017 from the Company’s Form 10-Q filed with the Securities and Exchange Commission on April 6, 2017 at page 26 [underline added]:

Operating results in the second quarter of fiscal 2017 benefited from significantly higher ferrous average net selling prices on shipped volumes compared to the prior year period driven by sharp increases in export and domestic ferrous prices leading into the quarter. This compares to the significantly lower and sharply declining price environment experienced during the second quarter of fiscal 2016 which had adversely impacted operating margins and overall results at AMR during the prior year period. The higher price environment during the second quarter of fiscal 2017 positively impacted the spread between direct purchase costs and selling prices of recycled metal and led to an increase in the supply of scrap metal including end-of-life vehicles, which resulted in increased processed volumes and improved operating margins at AMR.

Building on these existing disclosures, and taking into account the Staff’s Comment, the Company will also include in future filings, when material or meaningful to describing the impact of changes in market conditions and the drivers of the changes in the Company’s financial performance between comparable reporting periods, disclosure of the estimated percentage change in the metal spread in order to provide additional quantitative information on the direction and relative magnitude of the impact of changes in the metal spread on the Company’s AMR segment performance and its operations as a whole. For example, the disclosure made in the Executive Overview of Financial Results for the Second Quarter of Fiscal 2017 from the Company’s Form 10-Q filed with the Securities and Exchange Commission on April 6, 2017 would have been enhanced as follows:

“The higher price environment during the second quarter of fiscal 2017 positively impacted the spread between direct purchase costs and selling prices of recycled metal, with the spread expanding by approximately X % compared to the second quarter of fiscal 2016.”

The Company believes that the combination of the disclosures discussed above, together with the breadth of descriptions of other drivers of the AMR segment and Company performance already disclosed in our filings, will provide investors with meaningful and comprehensive information regarding the impact of changes in market conditions and period-over-period comparisons of changes to AMR segment financial performance and our operations as a whole.

Thank you for your letter and we hope that the foregoing has been responsive to the Staff’s Comment. If you have any questions or comments about this letter or need any further information, please call the undersigned at (503) 323-2773.

Sincerely,

Schnitzer Steel Industries, Inc.

/s/ Richard D. Peach

Richard D. Peach
Senior Vice President, Chief Financial Officer and Chief of Corporate Operations

cc: Peter B. Saba, Senior Vice President, General Counsel and Corporate Secretary

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Schnitzer Steel Industries, Inc.
299 SW Clay Street, Suite 350 Portland, OR 97201 t 503 224 9900 f 503 323 2804